UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Flagstone Reinsurance Holdings Ltd (Name of Issuer)
Common Shares, par value $0.01 per share (Title of Class of Securities)
G3529T105 (CUSIP Number)
Marissa Costales
Silver Creek Capital Management LLC
1301 Fifth Avenue, 40th Floor
Seattle, WA 98101
206-774-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 30, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G3529T105

1.	Names of Reporting Persons. Silver Creek Capital Management LLC I.R.S. Identification No. 00-0000000

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,211,986 Common Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,211,986 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,211,986 Common Shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person IA

SCHEDULE 13D
CUSIP No. G3529T105

1.	Names of Reporting Persons. Silver Creek Low Vol Strategies Holdings, L.L.C. I.R.S. Identification No. 00-0000000

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,573,259 Common Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,573,259 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,573,259 Common Shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person OO
Private investment fund organized as a Delaware limited liability company

SCHEDULE 13D
CUSIP No. G3529T105

1.	Names of Reporting Persons. Silver Creek Low Vol Strategies Holdings II, L.L.C. I.R.S. Identification No. 00-0000000

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,352,103 Common Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,352,103 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,352,103 Common Shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person OO
Private investment fund organized as a Delaware limited liability company

Item 1. Security and Issuer

         This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Silver Creek Capital Management LLC, a Washington limited liability company (the "Management Company"), Silver Creek Low Vol Strategies Holdings, L.L.C., a Delaware limited liability company ("Low Vol"), and Silver Creek Low Vol Strategies Holdings II, L.L.C., a Delaware limited liability company ("Low Vol II" and, together with Low Vol, the "Funds") (the Funds, together with the Management Company, the "Reporting Persons"). The Management Company is the managing member of Low Vol and Low Vol II and serves as their adviser. The Management Company is also the investment manager or adviser to a variety of other private investment funds not including Low Vol and Low Vol II (the "Private Funds"). This Schedule 13D relates to the Common Shares, par value $0.01 per share, of Flagstone Reinsurance Holdings Ltd, a Bermuda exempted company (the "Company"). Unless the context otherwise requires, references herein to the "Common Shares" are to such Common Shares of the Company. The Funds directly own the Common Shares to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Shares by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Shares.

This statement on Schedule 13D relates to the Common Shares of the Company and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 23 Church Street, Hamilton, HM 11, Bermuda.

Item 2. Identity and Background.

(a)
Name:  This statement is filed by the Reporting Persons. The Management Company is organized as a limited liability company under the laws of the State of Washington. The Funds are organized as limited liability companies under the laws of the State of Delaware.

(b)	Residence or business address: The address of the principal business and principal office of the Reporting Persons is 1301 Fifth Avenue, 40th Floor, Seattle, Washington, 98101.

(c)
Present Principal Occupation or Employment:  The principal business of the Management Company is to serve as investment manager or adviser to the Funds as well as the Private Funds, and to control the investing and trading in securities of such entities. The principal business of the Funds and the Private Funds is to invest and trade in securities.

(d)
Criminal Conviction:  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Court or Administrative Proceedings:  None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Not Applicable

Item 3. Source and Amount of Funds or Other Consideration:

         The Funds, together with the Private Funds, expended an aggregate of approximately $116,965,715 of their own investment capital to acquire the 11,211,986 shares of Common Shares held by them.

Item 4. Purpose of Transaction
         The purpose of the acquisition of the Shares by the Funds is for investment. The Management Company may cause the Funds to make further acquisitions of Common Shares from time to time or to dispose of any or all of the shares of Common Shares held by the Funds.

The Reporting Persons are engaged in the investment business. In pursuing this business, the Management Company may analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. An employee of the Management Company currently serves on the Company's board of directors. From time to time, one or more of the employees of the Management Company may hold discussions with third parties or with management of the Company in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date of this Schedule 13D, the Management Company beneficially owns 11,211,986 shares (the "Shares") of Common Shares. The Management Company has dispositive power over such holdings. The Shares represent 13.3% of the 84,547,891 shares of Common Shares outstanding as of March 30, 2007, as reported in the Company's registration statement. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

As of the date of this Schedule 13D, Low Vol directly beneficially owns 4,573,259 shares of Common Shares, which represents 5.4% of the outstanding shares of Common Shares. As of the date of this Schedule 13D, Low Vol II directly beneficially owns 4,352,103 shares of Common Shares, which represents 5.1% of the outstanding shares of Common Shares.

None of the Private Funds own a number of shares of Common Shares representing more than 5% of the total outstanding shares of Common Shares.

(b)
The Management Company has dispositive power over the 11,211,986 shares of Common Shares held directly by the Funds and Private Funds.

As the managing member of Low Vol, the Management Company has dispositive power over the 4,573,259 shares of Common Shares held directly by Low Vol.

As the managing member of Low Vol II, the Management Company has dispositive power over the 4,352,103 shares of Common Shares held directly by Low Vol II.

(c)
Schedule A hereto sets forth certain information with respect to transactions by the Funds, including the Private Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days.

Except as set forth on Schedule A, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)
Other than the Funds and the Private Fund which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

An employee of the Management Company currently serves on the Company's board of directors. Payment for the employee's director's services is made directly to the Funds and the Private Fund which directly hold the Shares in proportion to each Fund's or Private Fund's ownership percentage of Shares.

Each of the Funds and the Private Fund which directly hold the Shares have entered into lockup agreements which prohibit the Funds and the Private Fund, for a total period of 270 days following the initial public offering, without the prior written consent of the Company, to sell or otherwise enter into any transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the Shares that were acquired by the Funds and the Private Fund prior to the initial public offering of the Company’s common shares.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Schedule A: Transactions by Low Vol and Low Vol II with respect to Flagstone Reinsurance Holdings Ltd, at the direction of the Reporting Persons, in the Common Shares during the past 60 days.

Exhibit A: Joint Filing Agreement, dated as of April 6, 2007, by and between the Reporting Persons.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 06, 2007
Silver Creek Capital Management LLC
By:	/s/ Eric E. Dillon Eric E. Dillon
Title:	Manager
Silver Creek Low Vol Strategies Holdings, L.L.C.
By:	/s/ Eric. E. Dillon Eric. E. Dillon
Title:	Manager, Silver Creek Capital Management LLC, its Manager
Silver Creek Low Vol Strategies Holdings II, L.L.C.
By:	/s/ Eric. E. Dillon Eric. E. Dillon
Title:	Manager, Silver Creek Capital Management LLC, its Manager

Exhibit A

JOINT FILING AGREEMENT FOR SCHEDULE 13D WITH RESPECT TO
FLAGSTONE REINSURANCE HOLDINGS LTD
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: April 6, 2007

SILVER CREEK CAPITAL MANAGEMENT LLC

By: /s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Manager

SILVER CREEK LOW VOL STRATEGIES HOLDINGS, L.L.C.

By: /s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Manager, Silver Creek Capital Management LLC, its Manager

SILVER CREEK LOW VOL STRATEGIES HOLDINGS II, L.L.C.

By: /s/ Eric E. Dillon
Name: Eric E. Dillon
Title: Manager, Silver Creek Capital Management LLC, its Manager

Schedule A

Transactions by Low Vol and Low Vol II with respect to
Flagstone Reinsurance Holdings Ltd, at the direction of the
Reporting Persons, in the Common Shares during the past 60 days.

Date	Reporting Person or Private Fund	Amount of Common Shares	Price per share	Effected
3/30/07	Low Vol*	571,050	$13.50	Follow on purchase at initial public offering (“IPO”); New York Stock Exchange
3/30/07	Low Vol II**	543,430	$13.50	Follow on purchase at IPO; New York Stock Exchange
3/30/07	Private Fund***	285,520	$13.50	Follow on purchase at IPO; New York Stock Exchange

*Silver Creek Low Vol Strategies Holdings, L.L.C. (“Low Vol”)
**Silver Creek Low Vol Strategies Holdings II, L.L.C. (“Low Vol II”)
***Private investment fund managed by Silver Creek Capital Management LLC (“Private Fund”)